

January 24, 2023

Adam He
Chief Executive Officer
Professional Diversity Network, Inc.
55 E. Monroe Street, Suite 2120
Chicago, Illinois 60603

      Re: Professional Diversity Network, Inc.
            Registration Statement on form S-3
            Filed January 19, 2023
            File No. 333-269304

Dear Adam He:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Marion Graham, Law Clerk, at 202-551-6521 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Technology

cc: Charles Wu